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                               October 17, 2023

       Zheng Xu
       Chief Executive Officer
       Missfresh Ltd
       3rd Floor, Block A, Vanke Times Center
       No. 9 Wangjing Street
       Chaoyang District, Beijing 100016
       The People   s Republic of China

                                                        Re: Missfresh Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
August 31, 2023
                                                            File No. 001-40529

       Dear Zheng Xu:

              We have reviewed your August 31, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 17,
       2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 140

   1. We note your response to prior comment 3. Item 16I(b) of Form 20-F requires that you provide disclosures for
yourself and your consolidated foreign operating entities,
                                                        including variable
interest entities or similar structures. Please amend your filing to disclose and quantify
any ownership interests held by governmental entities, including any ownership interests
held by state-owned enterprises, in all of your consolidated operating entities, including
variable interest entities or similar structures. In particular, we note that certain equity
interests of your consolidated foreign operating entities, such as Jiangsu
                                                        Meiri Jiangnan
Technology Co. Ltd. and Qingdao Meiri Chengyun Technology Co. Ltd,
                                                        are held by certain
governmental entities in mainland China.
 Zheng Xu
Missfresh Ltd
October 17, 2023
Page 2

       Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any questions.



                                                       Sincerely,
FirstName LastNameZheng Xu
                                                       Division of Corporation
Finance
Comapany NameMissfresh Ltd
                                                       Disclosure Review
Program
October 17, 2023 Page 2
cc:       Shu Du
FirstName LastName